ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 14

INSURED		BOND NUMBER

Neuberger Berman Management LLC		87164112B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

	April 30, 2012 to April 30, 2013	/S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following as of the effective date indicated:

FUND NAME		EFFECTIVE DATE

o	Neuberger Berman Short Duration High Income Fund, a series of:	September 27, 2012
Neuberger Berman Income Funds

o	Neuberger Berman Risk Balanced Commodity Strategy Fund, a series of:	August 27, 2012
Neuberger Berman Alternative Funds

o	Neuberger Berman Dynamic Real Return Fund, a series of:	November 16, 2012
Neuberger Berman Alternative Funds

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

RN 1.1-00 (1/02)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 15

INSURED		BOND NUMBER

Neuberger Berman Management LLC		87164112B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

	April 30, 2012 to April 30, 2013	/S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following as of the effective date indicated:

FUND NAME		EFFECTIVE DATE

o	Neuberger Berman New York Municipal Income Fund, a series of	March 11, 2013
Neuberger Berman Income Funds

Neuberger Berman MLP Income Fund, Inc.		March 26, 3013
Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

RN 1.1-00 (1/02)